Exhibit 99.1

 May 2018  FLY LEASING

 DISCLAIMER  Forward-Looking Statements:This presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance, including the expected benefits of the AirAsia portfolio transactions (the “Transactions”); whether and when the Transactions will be consummated; the amount of cash and stock consideration to be paid by FLY; the type, amount and terms of the acquisition financing to be obtained by FLY; and, the amount of any fees and expenses incurred in connection with the Transactions. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including risks relating to the satisfaction of conditions to the closing of the Transactions; risks relating to satisfaction of conditions to the financing of the Transactions; risks relating to FLY’s ability to obtain additional required financing for the Transactions on favorable terms, or at all; the risk that expected benefits of the Transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the Transactions may be greater than expected; and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission (the “SEC”) from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.Notes:All period end figures are as of March 31, 2018 except as otherwise noted. Any 2018 year-to-date data is as of April 27, 2018.Fleet age and lease term are calculated using the weighted net book value of flight equipment held for operating lease, including maintenance rights, investment in finance lease, and aircraft held for sale at period end.

FLY AT A GLANCE

86 AIRCRAFT

$3.1 billion net book value

YOUNG FLEET

6.5 years average age

Second youngest of public peers

LONG LEASES

6.2 years average lease term

DIVERSIFIED LESSEES

leased to **45 airlines** in **28 countries**

55 AIRCRAFT CONTRACTED

with options on **20 additional aircraft**

$2.1 billion IDENTIFIED PIPELINE

3.2 years average age(1)

9.2 years average remaining lease term(1)

CONSERVATIVE FINANCING

6.2 years weighted average debt maturity, rates hedged

LOWER DEBT AND SG&A COSTS

Recent financings at competitive rates

MANAGED BY BBAM

Industry leader with nearly **30 year track record**

SIGNIFICANT INSIDER OWNERSHIP

17% owned by BBAM management team and Onex(2)

(1) For Initial Portfolio, estimated purchase price allocation and weighting as of January 1, 2018, excluding engines. For Future Sale-leasebacks, assumes all investments made as of January 1, 2018.

(2) Proforma for closing of AirAsia Transaction.

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         Positive airline industry results $38.4 billion Forecast 2018 profits   Attractive markets for aircraft financing AMPLE CAPACITY AT ATTRACTIVE RATES  Strong demand for aircraft UNDERPINNED BY PASSENGER GROWTH  Passenger traffic growth is robust 6.0% forecast in 2018, on track YTD  Strong Global Air Traffic Growth  Continued Airline Profitability  Healthy Demand for Aircraft  Positive Financial Markets  Favorable industry fundamentals                          Source: IATA, December 2017.

           Strategy Driving Higher ROE and Eps  Selling Older and Under-Performing Aircraft  Reducing SG&A  Reducing Financing Costs  Reinvesting in Newer, More Profitable Aircraft  Repurchasing Shares at a Discount to Book Value          

AIRASIA PORTFOLIO ACQUISITION UPDATE

Strong pipeline of new technology aircraft driving EPS and ROE growth

Q2 / Q3 2018

INITIAL PORTFOLIO

34 **A320ceo aircraft**

7 **CFM engines**

leased to AirAsia Group airlines(1)

Anticipated to close in Q2/Q3 2018

AirAsia shareholder approval expected this month

2019 and beyond

FUTURE SALE-LEASEBACKS

21 **new A320neo family aircraft**

will be leased to AirAsia Group airlines

Delivering 2019 – 2021



NEO OPTIONS

20 **new A320neo family aircraft**

Delivering as early as 2019

No obligation to exercise options

(1) One aircraft from the Initial Portfolio is on lease to a third-party airline.

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STRATEGIC RATIONALE FOR ACQUISITION

IMMEDIATE SCALE AND IDENTIFIED GROWTH

Transforms FLY's fleet and growth prospects

Placed to identified lessees at attractive lease rates

COMPELLING INVESTMENT RETURNS

Stable long-term earnings projections

Prudently capitalized, providing solid support and rapid deleveraging

SIGNIFICANT VALUE IN ORDERBOOK

Favorable pricing of newest-generation narrowbodies with lengthy manufacturer backlog

No pre-delivery payment requirement enhances returns and liquidity

ACCESS TO THE NEWEST TECHNOLOGY

33% of assets are newest generation technology[(1)]

(1) Pro forma for FLY, Initial Portfolio and Future Sale-leasebacks on a combined basis assuming no sales. For FLY, NBV as of March 31, 2018. For Initial Portfolio, estimated purchase price allocation and weighting as of January 1, 2018, excluding engines. For Future Sale-leasebacks, assumes all investments made as of January 1, 2018.

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   Proforma fleet overview   High-quality, young portfolio expected to be acquired in Q2 / Q3Sale-leaseback NEO portfolio will provide growth at attractive prices The options offer further growth and potential lessee diversification Catalyst for FLY’s transition to newest technology equipment  33% Next Generation  PORTFOLIO HIGHLIGHTS  GEOGRAPHICAL SPLIT(1)  ASSET TYPE(1)  Pro forma for FLY, Initial Portfolio and Future Sale-leasebacks on a combined basis assuming no sales. For FLY, NBV as of March 31, 2018. For Initial Portfolio, estimated purchase price allocation and weighting as of January 1, 2018, excluding engines. For Future Sale-leasebacks, assumes all investments made as of January 1, 2018.

 Proforma fleet overview (continued)   Proforma Portfolio Overview(1) (Assumes No Sales)    FLY  Initial Portfolio  Future Sale-leasebacks  Proforma  Size (NBV, bn)  $3.1  $1.0  $1.1  $5.2  Age (yrs)  6.5  6.6  0.0  5.2  Lease Term (yrs)  6.2  6.2  12.0  7.4  % Airbus   27%  100%  100%  56%  % Narrowbody  65%  100%  100%  79%  Countries  28   6  TBD  29  Customers  45   6  TBD  51      +66%      +19%  −20%  Pro forma for FLY, Initial Portfolio and Future Sale-leasebacks on a combined basis assuming no sales. For FLY, NBV as of March 31, 2018. For Initial Portfolio, estimated purchase price allocation and weighting as of January 1, 2018, excluding engines. For Future Sale-leasebacks, assumes all investments made as of January 1, 2018.

 2018 full year financial guidance  (In millions)    FY 2018(1)  Operating Lease Revenue    $405 – 410  Finance Lease Revenue and Other Income    $3  Gain on Sale of Aircraft    $3  Total Revenue    $410 – 415   Total Expenses    $335 – 340  Pre-tax Net Income    $75 – 80  Weighted Average Shares    30.3  Note: Sums may not foot due to rounding.Assumes Initial Portfolio assets have closed in Q3 2018 and no AirAsia aircraft sales.    After closing the AirAsia initial portfolio, contracted annual operating lease revenue will be over $460 million assuming no aircraft sales

PROJECTED LEVERAGE AND FINANCING STRATEGY

INITIAL PORTFOLIO FINANCING

Initial Portfolio of 34 aircraft
will be financed by:

CASH AND EQUITY

- **$300 million** of FLY's cash
- **$70 million** of newly-issued shares at $15.00 per share(1)

SECURED DEBT

- **$580 million** of committed financing at anticipated cost of L + 1.725%
- **$90 million** under FLY's Aircraft Acquisition Facility at cost of L + 2.00%

IMPACT ON LEVERAGE

Leverage temporarily increases to 4.9x post-acquisition – projected to reduce to **3.5x** within three years due to:

- Significant contracted debt amortization
- Planned aircraft sales

FLY'S PROJECTED DEBT / EQUITY RATIO


4.9x
4.4x
3.5x
Initial (2)
Within ~1 Year
Within ~3 Years

(1) Onex and BBAM's management team will each acquire 666,667 newly-issued FLY shares for total consideration of $20 million and AAB will acquire 3,333,333 newly-issued FLY shares for a consideration of $50 million.
(2) Proforma at September 30, 2018 assuming all Initial Portfolio assets have been acquired.

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AIRCRAFT ACQUISITIONS AND SALES

ACQUISITIONS	SALES

ACQUISITIONS

1

New aircraft acquired in Q1

12.0 year
LEASE TERM

SALES

2

Aircraft sales closed in April

10.3 years
AVERAGE AGE

Sales reduce leverage, generate cash, and produce a 16% premium to net book value(1)

Further sales anticipated for 2018

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(1) Premium includes gain on sale and retained end of lease income for disposed aircraft.

 appendices

 Capital structure & liquidity overview   Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.Represents the ratio of total debt, less unrestricted cash and cash equivalents, divided by shareholders’ equity.

 DIVERSE GROUP OF GLOBAL LESSEES  FLY Top 10 Lessees    #  Lessee  % of Value  1    11%  2    10%  3    9%  4    4%  5    4%  6    4%  7    4%  8    3%  9    3%  10    3%  Top 10 Lessees    55%  Initial Portfolio    #  Lessee  % of Value  1  AirAsia  43%  2  Thai AirAsia  22%  3  Indonesia AirAsia  14%  4  AirAsia India  12%  5  Philippines AirAsia  7%  6  Pakistan Int. Airlines  2%              Lessees    100%  Proforma Top 10 Lessees (1)    #  Lessee  % of Value  1  AirAsia  10%  2    8%  3    8%  4    6%  5  Thai AirAsia  5%  6  Indonesia AirAsia  3%  7    3%  8  AirAsia India  3%  9    3%  10    3%  Top 10 Lessees    54%  AirAsia Group Exposure  24%  AirAsia Group (currently five different airlines in five countries) exposure will decline with a disciplined disposition strategy. FLY is targeting ~$150 million of AirAsia Group sales annually  Pro forma for FLY and Initial Portfolio on a combined basis assuming no sales. For FLY, NBV as of March 31, 2018. For Initial Portfolio, estimated purchase price allocation and weighting as of January 1, 2018, excluding engines.

AIRASIA GROUP OVERVIEW

Initial AirAsia Group Exposure

Years in operation: 16 years
Population base: 29 million
Listed on Bursa Malaysia

Years in operation: 13 years
Population base: 67 million
Listed on the Stock Exchange of Thailand

Years in operation: 13 years
Population base: 247 million
Listed on Indonesia Stock Exchange

Years in operation: 3 years
Population base: 1.2 billion

Years in operation: 5 years
Population base: 97 million



AirAsia Berhad
15
AirAsia Thailand
(45% owned by AAB)
7
AirAsia Indonesia
(49% owned by AAB)
4
AirAsia India
(49% owned by AAB)
4
AirAsia Philippines
(40% owned by AAB)
3

AirAsia Group is the largest low-cost carrier in Asia and fourth largest airline in Asia in terms of passengers carried. The group is diversified across five countries and has access to independent capital—three of the entities are listed on local stock exchanges

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Asset allocation snapshot    Initial Portfolio  Future Sale-leasebacks  Orderbook Option Opportunity  FLY Asset Allocation        Aircraft Types  34 A320-200 and 7 engines  21 A320neo/A321neo  20 A320neo/A321neo  Base Purchase Price  $1.1 billion  $1.1 billion  $1.1 billion  Asset Age  6.7 years  0 years  0 years  Average Rem’g Lease Term  6.1 years  12 years  TBD          Incline Asset Allocation        Aircraft Types  35 A320-200 and 7 engines  21 A320/A321neo  20 A320neo/A321neo  Base Purchase Price  $1.1 billion  $1.1 billion  $1.1 billion  Asset Age  6.6 years  0 years  0 years  Average Rem’g Lease Term  6.0 years  12 years  TBD          NBB Asset Allocation        Aircraft Types  5 A320-200  3 A320-200 and 10 A320neo/A321neo   10 A320neo/A321neo  Base Purchase Price  $0.2 billion  $0.6 billion  $0.5 billion   Asset Age  3.6 years  0 years  0 years  Average Rem’g Lease Term  8.4 years  12 years  TBD            Note: Incline will acquire three additional narrowbody aircraft from AAB which are not included in the above asset allocation.

   2013  2014  2015  2016  2017  Aircraft Acquired  14  22  10  10  10  Average Age when Acquired (years)  2  3  2  3  2  Purchase Price (in millions)  $642  $952  $615  $559  $456  Historic ACQUISITION track Record  Historical Aircraft Acquisitions  Ample liquidity as of March 31, 2018:$636 million in cash and unencumbered assets to invest in younger aircraft$268 million of remaining capacity in warehouse facilityCurrently raising a $580 million facility for acquisition of AirAsia initial portfolio

 Historic Sales track record  Historical Aircraft Sales    2013  2014  2015  2016  2017  Aircraft Sold  10  8  44  27  1  Average Age (years)  14  13  13  14  12  Total Gains (in millions)  $5.4  $14.8  $29.0  $24.5  $3.9  2016 Sales: 27 aircraft, average age of 14 years Average remaining lease term of three years Principally older, less profitableGain of $24.5 million (4.5% premium to net book value)Additional $2.7 million gain on conversion to finance lease2017 Sale: One 12 year old A320-200 in Q4 2017Gain of $3.9 million (22% premium to net book value)